AMENDATORY RIDER

The term “contract” as used in this rider applies to either a contract or a certificate. The term “Contract Owner” as used in this rider applies to a contract owner, certificate owner or certificate participant, as the case may be.

This rider is issued as part of the contract to which it is attached. The Contract Issue Date and the effective date of this rider are the same. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract.

The Anniversary Value definition is amended and, where applicable, added under the Definition of Certain Terms:

Anniversary Value – We calculate an Anniversary Value for every Contract Anniversary. At the time of each Contract Anniversary, the Anniversary Value is equal to the Contract Value. Any time after each such Contract Anniversary, the Anniversary Value is restated to be equal to the Contract Value at the time of the Contract Anniversary, increased by the dollar amount of any premium payments made, including any Payment Enhancement(s) credited since this such anniversary, if applicable, and reduced by proportional adjustments for partial surrenders since this such anniversary. All subsequent premium payments and partial surrenders are applied to this calculation in Valuation Date order. If the Contract Anniversary falls on a non-Valuation Day (weekend or holiday), then the next Valuation Day will be the Contract Anniversary for that Contract Year.

As referred to above, upon a partial surrender, a “proportional adjustment for partial surrender” is calculated for the Anniversary Values of every Contract Anniversary that occurs prior to the partial surrender. For any such Anniversary Value, the “proportional adjustment for partial surrender” is calculated by:
a)dividing the gross amount of the partial surrender by the greater of (i) or (ii) where (i) is the Contract Value immediately prior to the surrender and (ii) is the gross amount of the partial surrender, and
b)multiplying the result of (a) by this such Anniversary Value prior to this partial surrender.

The Maximum Anniversary Value provision of the contract is amended to read as follows:

Maximum Anniversary Value
The highest attained Anniversary Value prior to the earlier of the date of death or the decedent’s 81st birthday.

The contract is amended by the addition of the following Limitations on the Death Benefit provision under the Calculation of the Death Benefit Provisions and where applicable, under the Distribution at time of Death Provision. The Limitations on the Death Benefit provision becomes operative only when the death of a specific person results in a Death Benefit under one or more deferred variable annuity contracts with Aggregate Premium Payments (defined below) that total $5,000,000 or more. Applicable contracts must meet both of the following:
a)deferred variable annuity contracts issued by Hartford or its affiliates; and
b)include this provision.

Limitations on the Death Benefit
This paragraph applies if the initial premium payment of the earliest purchased applicable contract is $5,000,000 or more. In the event that You purchase more than one contract on the same day, We will combine the premium payments of those contracts and treat them as one contract for purposes of this provision. Upon receipt of Due Proof of Death, the aggregate death benefit payable will be equal to the lesser of the sum of the Death Benefits calculated under the applicable contracts or the greater of the amounts determined in (A) or (B) below:

A.the Aggregate Premium Payments, reduced by the gross amount of any partial surrenders on all applicable contracts; or
B.the Aggregate Contract Value (defined below) plus $1,000,000.

If the initial premium payment of the earliest purchased applicable contract is less than $5,000,000, whenever subsequent premium payments are made to that contract or to any other applicable contracts, or premium payments to subsequently issued new contracts, such that Aggregate Premium Payments would then total

$5,000,000 or more, the aggregate death benefit payable upon receipt of Due Proof of Death will be equal to the lesser of the sum of Death Benefits calculated under the applicable contracts or the greater of the amounts determined in (C), (D) or (E) below:
C.the Aggregate Premium Payments, reduced by the gross amount of any partial surrenders on all applicable contracts; or
D.the Aggregate Contract Value plus $1,000,000; or
E.the Aggregate Contract Value plus the sum of the Death Benefits calculated under the applicable contracts in excess of the Aggregate Contract Value at the time that the subsequent premium payment or newly issued contract(s) brought the Aggregate Premium Payments to $5,000,000 or more.

Limitations on the Death Benefit equally apply to the Spouse Beneficiary provision.

The term “Aggregate Premium Payments” as used above is the sum of the premium payments, including subsequent premium payments, of all applicable contracts. The term “Aggregate Contract Value” as used above is the sum of the Contract Values of all applicable contracts.

The contract is amended by the addition of the following sentence at the end of the first paragraph of the
Settlement of the Death Benefit provision under the Calculation of the Death Benefit Provisions:

The Beneficiary may elect any available settlement option offered under the contract, unless the Contract Owner has designated the settlement option for that Beneficiary. The available settlement options include any of the Annuity Options under the contract or any other options then being offered by Us.

The contract is amended by the addition of the following Fixed Account Restrictions and Adjustments to the Minimum Fixed Account Interest Rate provisions, if applicable:

Fixed Account Restrictions
Anything in said contract to the contrary notwithstanding, the Company reserves the right until further notice to restrict any premium payments, subsequent premium payments, exchanges, or existing Sub-Account transfers instructed by the Contract Owner or authorized designees for allocation to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the Minimum Fixed Account Interest Rate specified under the contract.

Adjustments to the Minimum Fixed Account Interest Rate

Anything in said contract to the contrary notwithstanding, the Company reserves the right to adjust and restate the Minimum Fixed Account Interest Rate in the event that applicable state insurance law modifies its statutory required minimum interest rate following the issuance of said contract.

Signed for Hartford Life Insurance Company

HL-PROPDB02